Exhibit 99.1

NEWS RELEASE
Precision Drilling Trust Announces Closing of
U.S.$172.5 Million Public Offering of Trust Units

Calgary, Alberta, Canada – February 18, 2009

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Precision Drilling Trust ("Precision" or the "Trust") announced the closing of its offering of 46,000,000 trust units (the "Trust Units") at a price of U.S.$3.75 per Trust Unit (the "Offering") for aggregate gross proceeds of U.S.$172,500,000.

The Offering was underwritten by a syndicate of underwriters jointly led by RBC Capital Markets and Deutsche Bank Securities Inc. and including TD Securities Inc., HSBC Securities (Canada) Inc., Cormark Securities Inc., FirstEnergy Capital Corp. and Tristone Capital Inc.

The proceeds of the Offering will be used to fund the repurchase of outstanding convertible notes, which were assumed in connection with Precision's acquisition of Grey Wolf, Inc. in December 2008, pursuant to a “change of control” obligation.  To the extent that the net proceeds of the Offering exceed the amount payable for the convertible notes tendered to the “change of control” offer, such proceeds will be used for general corporate purposes.

You may obtain a copy of the base shelf prospectus and the prospectus supplement from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5H 2X4 (fax: 416-313-6066), or from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Centre, 200 Vesey Street, 8th Floor, New York, NY 10281-8098 (fax: 212-428-6260), or from Deutsche Bank Securities, Prospectus Department, at 100 Plaza One, Jersey City, New Jersey 07311, (800) 503-4611.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol “PDS”.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

Cautionary Statement Regarding Forward-Looking Statements

Statements about Precision's expectations and all other statements in this news release, other than historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements may also constitute "forward-looking information" within the meaning of applicable Canadian securities legislation.  These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside of Precision's control, which could cause actual results to differ materially from such statements.  Forward-looking statements or information in this news release include but are not limited to: the use of proceeds of the Offering and the tender of convertible notes to the "change of control" offer.  Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the principal amount of convertible notes tendered to the "change of control" offer and changes in market conditions.  Readers are cautioned not to place undue reliance on forward-looking information.  No assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur or, if any of them do so, what benefits Precision will derive therefrom.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

(403) 716-4575
(403) 716-4755 (FAX)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com